FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2013

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 7, 2013;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2013; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2013.

November 7, 2013

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR THIRD QUARTER 2013

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the third quarter of 2013. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 75.4% interest.

Third quarter 2013 highlights

➢	Revenues up $20.4 million (1.9%) from the third quarter of 2012 to $1.08 billion.

➢	Operating income[1] up $31.0 million (8.9%) to $380.3 million.

➢	Net loss attributable to shareholders: $167.8 million ($1.36 per basic share) in the third quarter of 2013, compared with net income attributable to shareholders in the amount of $17.1 million ($0.14 per basic share) in the same period of 2012, an unfavourable variance of $184.9 million ($1.50 per basic share), including the $177.0 million ($1.45 per basic share) unfavourable non-cash impact of fluctuations in the value of goodwill, intangible assets and derivative financial instruments.

➢

Adjusted income from continuing operations:[2] $63.7 million in the third quarter of 2013 ($0.51 per basic share) compared with $49.5 million ($0.39 per basic share) in the same period of 2012, an increase of $14.2 million ($0.12 per basic share) or 28.7%.

➢	Telecommunications segment’s revenues up $33.1 million (5.1%) and operating income up $24.9 million (8.2%) in the third quarter of 2013.

➢	Videotron Ltd. (“Videotron”) recorded third quarter 2013 revenue increases for all of its major services: mobile telephony ($13.0 million or 28.9%), Internet access ($12.0 million or 6.2%), cable telephony ($6.0 million or 5.3%), and cable television ($1.5 million or 0.6%).

➢

Videotron’s revenue-generating units[3] up 43,500 in the third quarter of 2013 (compared with an increase of 101,100 in the same quarter of 2012) and up 147,000 (3.0%) in the 12-month period ended September 30, 2013. Videotron passed the 5 million revenue-generating units mark during the third quarter of 2013.

➢	On October 22, 2013, Videotron qualified on a provisional basis to participate in the 700 MHz spectrum auction announced by Industry Canada, which is scheduled to commence on January 14, 2014.

➢	News Media segment’s operating income up 14.7% to $25.8 million; Broadcasting segment’s operating income more than doubled to $15.2 million. The increases reflect, among other things, the impact of significant cost-containment and repositioning initiatives implemented in recent years.

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	The sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

“The News Media and Broadcasting segments grew their operating income in the third quarter of 2013,” said Robert Dépatie, President and Chief Executive Officer of Quebecor. “Accordingly, the Telecommunications segment’s growth was fully reflected in the overall improvement in the Corporation’s consolidated results. The stronger results at our media subsidiaries show that the restructuring and repositioning initiatives we have taken over the past few years are bearing fruit. Financial transactions that create value for shareholders, carried out since the beginning of 2012, also contributed to the 28.7% increase in adjusted income from continuing operations.”

“In a highly competitive market, Videotron posted strong results again in the third quarter of 2013, growing its revenues by 5.1% and its operating income by 8.2%,” said Manon Brouillette, President and Chief Operating Officer of Videotron. “All of Videotron’s core services generated revenue increases, particularly mobile telephony and Internet access. Average monthly revenue per user (“ARPU”) continued to grow, climbing $6.92 (6.2%) to $119.24. These results demonstrate once again Videotron’s great creativity in developing new services and delivering the best possible customer experience. During the quarter, the illico Club Unlimited service launched in early 2013 passed the 50,000-customer mark. illico Club Unlimited offers the largest selection of unlimited on-demand French-language titles in Canada.

“During the third quarter, Videotron announced the expansion of its multiplatform offering with the addition of Super Channel to its illico Digital TV service. Super Channel carries blockbuster films, popular television series and boxing matches. Videotron also announced plans to launch a new English-language community television channel, MYtv, to serve as a voice and mirror for the Anglophone community in the greater Montréal area.”

“The numbers show that the refocusing of our news media operations generated concrete financial results in the third quarter of 2013,” commented Julie Tremblay, President and Chief Executive Officer of Sun Media Corporation. “The News Media segment’s operating income increased by 14.7%, reflecting the impact of the many significant cost-containment and repositioning measures implemented in recent years. On the business development front, Le Sac Plus reached an exclusive agreement to distribute the Target retail chain’s weekly flyer in the Le Sac Plus doorknob bag starting in fall 2013, in partnership with the Novus agency. Le Sac Plus will distribute nearly 100 million promotional flyers per year for Target through its vast, Québec-wide network.”

In the Broadcasting segment, operating income totalled $15.2 million, an $8.4 million increase from the same period of 2012. The increase reflects the positive impact of a retroactive adjustment to retransmission royalties as well as the restructuring and cost-containment initiatives undertaken in the second quarter of 2013.

“By leveraging all its strengths, Quebecor is positioning itself to pursue its growth, business development and profitability targets,” said Robert Dépatie.

Table 1

Quebecor third quarter financial highlights, 2009 to 2013

(in millions of Canadian dollars, except per share data)

	2013[1]	2012[1]	2011[1]	2010[1]	2009[2]
Revenues	$1,075.1	$1,054.7	$1,007.9	$963.2	$919.9
Operating income	380.3	349.3	315.4	328.6	298.9
(Loss) income from continuing operations attributable to shareholders	(167.5)	16.0	23.6	81.2	67.0
Net (loss) income attributable to shareholders	(167.8)	17.1	25.0	82.5	69.4
Adjusted income from continuing operations	63.7	49.5	37.5	54.3	52.1
Per basic share:[3]
(Loss) income from continuing operations attributable to shareholders	(1.36)	0.13	0.18	0.63	0.52
Net (loss) income attributable to shareholders	(1.36)	0.14	0.20	0.64	0.54
Adjusted income from continuing operations	0.51	0.39	0.29	0.42	0.41

[1]	Financial figures for 2010 to 2013 are presented in accordance with International Financial Report Standards (“IFRS”).
[2]	Financial figures for 2009 are presented in accordance with Canadian Generally Accepted Accounting Principles.
[3]	The per basic share data have been retroactively adjusted to reflect the two-for-one split of the Corporation’s shares on August 14, 2013.

2013/2012 third quarter comparison

Revenues: $1.08 billion, an increase of $20.4 million (1.9%).

•	Revenues increased in Telecommunications ($33.1 million or 5.1% of segment revenues) and Broadcasting ($5.1 million or 5.2%).

•	Revenues were flat in Interactive Technologies and Communications.

•	Revenues decreased in News Media ($19.8 million or -8.7%) and Leisure and Entertainment ($2.9 million or -3.7%).

Operating income: $380.3 million, an increase of $31.0 million (8.9%).

•

Operating income increased in Telecommunications ($24.9 million or 8.2% of segment operating income), Broadcasting ($8.4 million), Interactive Technologies and Communications ($3.5 million), and News Media ($3.3 million or 14.7%).

•

Operating income decreased in Leisure and Entertainment ($3.9 million or -33.1%) and at Head Office ($5.2 million). The decrease at Head Office was due primarily to the unfavourable variance in the fair value of stock options.

•

The change in the fair value of Quebecor Media stock options resulted in a $3.5 million unfavourable variance in the consolidated stock-based compensation charge in the third quarter of 2013 compared with the same period of 2012. The change in the fair value of Quebecor stock options resulted in a $6.7 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in the third quarter of 2013.

Net loss attributable to shareholders: $167.8 million ($1.36 per basic share) in the third quarter of 2013, compared with net income attributable to shareholders in the amount of $17.1 million ($0.14 per basic share) in the same period of 2012, an unfavourable variance of $184.9 million ($1.50 per basic share).

•	The unfavourable variance was due primarily to:

•	$132.3 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$118.8 million unfavourable variance in charge for impairment of goodwill and intangible assets;

•	$22.8 million increase in amortization charge;

•	$10.2 million increase in financial expenses.

Partially offset by:

•	$31.0 million increase in operating income;

•	$34.0 million favourable variance in the charge for restructuring of operations, impairment of assets and other special items.

During the third quarter of 2013, Quebecor Media recorded a total non-cash charge of $305.8 million in its News Media and Leisure and Entertainment segments for impairment of goodwill and intangible assets ($187.0 million in the third quarter of 2012), in accordance with IFRS accounting valuation principles. The charge reflects weak market conditions and the impact of the transition to digital in the newspaper, music and book industries.

Adjusted income from continuing operations: $63.7 million in the third quarter of 2013 ($0.51 per basic share) compared with $49.5 million ($0.39 per basic share) in the third quarter of 2012, an increase of $14.2 million ($0.12 per basic share).

2013/2012 year-to-date comparison

Revenues: $3.21 billion, an increase of $19.5 million (0.6%).

•	Revenues increased in Telecommunications ($89.4 million or 4.6% of segment revenues) and Broadcasting ($2.7 million or 0.8%).

•	Revenues decreased in News Media ($70.9 million or -9.9%), Leisure and Entertainment ($11.9 million or -5.5%) and Interactive Technologies and Communications ($4.8 million or -4.4%).

Operating income: $1.07 billion, an increase of $44.5 million (4.4%).

•

Operating income increased in Telecommunications ($63.5 million or 7.1% of segment operating income), Broadcasting ($13.1 million or 71.6%) and Interactive Technologies and Communications ($3.2 million or 50.0%).

•

Operating income decreased in News Media ($18.4 million or -24.9%), Leisure and Entertainment ($7.4 million or -44.8%) and at Head Office ($9.5 million). The decrease at Head Office was due primarily to the unfavourable variance in the fair value of stock options.

•

The change in the fair value of Quebecor Media stock options resulted in a $0.3 million favourable variance in the consolidated stock-based compensation charge in the first nine months of 2013 compared with the same period of 2012. The change in the fair value of Quebecor stock options resulted in an $11.5 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in the first nine months of 2013.

Net loss attributable to shareholders: $177.3 million ($1.43 per basic share) in the first nine months of 2013, compared with net income attributable to shareholders in the amount of $154.0 million ($1.22 per basic share) in the same period of 2012, an unfavourable variance of $331.3 million ($2.65 per basic share).

•	The unfavourable variance was due primarily to:

•	$441.4 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$104.3 million unfavourable variance in charge for impairment of goodwill and intangible assets;

•	$64.2 million increase in amortization charge;

•	$38.4 million increase in financial expenses;

•	$21.3 million unfavourable variance in losses and gains on debt refinancing.

Partially offset by:

•	$44.5 million increase in operating income;

•	$32.8 million favourable variance in income from discontinued operations, resulting mainly from the gain on disposal of Jobboom;

•	$13.9 million favourable variance in the charge for restructuring of operations, impairment of assets and other special items.

Adjusted income from continuing operations: $148.2 million in the first nine months of 2013 ($1.19 per basic share), compared with $131.8 million ($1.04 per basic share) in the same period of 2012, an increase of $16.4 million ($0.15 per basic share).

Financing activities

The following financial transactions have been concluded since the end of the second quarter of 2013.

•

On July 2, 2013, Videotron used the proceeds from its June 17, 2013 placement of Senior Notes in the aggregate principal amount of $400.0 million, bearing interest at 5.625% and maturing on June 15, 2025, to finance the early redemption and withdrawal of US$380.0 million aggregate principal amount of its outstanding 9.125% Senior Notes, issued on April 15, 2008 and maturing in April 2018.

•

On August 14, 2013, the Corporation carried out a two-for-one split of its outstanding Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”). Accordingly, shareholders received one additional share for each share owned on the record date. Trading on the shares on a split basis commenced at the opening of business on August 16, 2013.

•

On August 29, 2013, Quebecor Media issued a US$350 million senior secured term loan “B” at a price of 99.50% for net proceeds of $358.4 million, net of financing fees of $1.9 million. This term loan bears interest at the U.S. London Interbank Offered Rate (“LIBOR”), subject to a LIBOR floor of 0.75%, plus a premium of 2.50%. It provides for quarterly amortization payments totalling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020.

•

On August 30, 2013, Quebecor Media redeemed US$265.0 million in aggregate principal amount of its outstanding 7.75% Senior Notes issued on January 17, 2006 and due in March 2016, and settled the related hedging contracts.

•	In October 2013, the Corporation amended its $150.0 million revolving credit facility to extend the maturity date to November 2016 and amend certain terms and conditions.

Dividends

On November 6, 2013, the Board of Directors of Quebecor declared a quarterly dividend of $0.025 per share on Class A shares and Class B shares, payable on December 17, 2013 to shareholders of record at the close of business on November 22, 2013. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 8, 2013, the Corporation filed a normal course issuer bid for a maximum of 1,956,068 Class A shares, representing approximately 5% of issued and outstanding Class A shares, and for a maximum of 8,429,248 Class B shares, representing approximately 10% of the public float of Class B shares as of July 31, 2013. The purchases can be made from August 13, 2013 to August 12, 2014 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange. All shares purchased under the bid will be cancelled.

In the first nine months of 2013, the Corporation purchased and cancelled 1,423,700 Class B shares for a total cash consideration of $31.5 million (1,457,000 Class B shares for a total cash consideration of $25.8 million in the first nine months of 2012). The excess of $26.1 million in the purchase price over the carrying value of Class B shares repurchased was recorded as a reduction in retained earnings in the first nine months of 2013 ($20.3 million in the first nine months of 2012).

Detailed financial information

For a detailed analysis of Quebecor’s third quarter 2013 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/fr/rapports_trimestriels_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and Webcast

Quebecor will hold a conference call to discuss its third quarter 2013 results on November 7, 2013, at 11:00 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 95603#. A tape recording of the call will be available from November 7, 2013 to February 7, 2014 by dialling 1 877 293-8133, conference number 1054700, access code for participants 95603#. The conference call will also be webcast live on Quebecor’s web site at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2012.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 7, 2013 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor, a Canadian telecommunications, entertainment and news media leader, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds a 75.36% interest in Quebecor Media, which employs nearly 16,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations working in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our Web site: www.quebecor.com

Follow us on Twitter: twitter.com/QuebecorMedia

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Operating income

In its analysis of operating results, the Corporation defines operating income, as reconciled to net (loss) income under IFRS, as net (loss) income before amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill and intangible assets, (loss) gain on debt refinancing, income tax, and (loss) income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments.

Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. The Corporation’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of operating income with net (loss) income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the operating income measure used in this press release to the net (loss) income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Operating (loss) income:
Telecommunications	$329.3	$304.4	$962.4	$898.9
News Media	25.8	22.5	55.4	73.8
Broadcasting	15.2	6.8	31.4	18.3
Leisure and Entertainment	7.9	11.8	9.1	16.5
Interactive Technologies and Communications	3.9	0.4	9.6	6.4
Head Office	(1.8)	3.4	(2.3)	7.2

	380.3	349.3	1,065.6	1,021.1
Amortization	(169.2)	(146.4)	(496.6)	(432.4)
Financial expenses	(90.3)	(80.1)	(285.9)	(247.5)
(Loss) gain on valuation and translation of financial instruments	(14.6)	117.7	(209.6)	231.8
Restructuring of operations, impairment of assets and other special items	(5.7)	(39.7)	(14.9)	(28.8)
Impairment of goodwill and intangible assets	(305.8)	(187.0)	(305.8)	(201.5)
(Loss) gain on debt refinancing	—	—	(18.9)	2.4
Income taxes	(12.6)	(13.2)	(2.1)	(102.9)
(Loss) income from discontinued operations	(0.4)	2.0	39.7	6.9

Net (loss) income	$(218.3)	$2.6	$(228.5)	$249.1

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net (loss) income attributable to shareholders under IFRS, as net (loss) income attributable to shareholders before (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill and intangible assets, (loss) gain on debt refinancing, net of income tax related to adjustments, net (loss) income attributable to non-controlling interests related to adjustments, and (loss) income from discontinued operations attributable to shareholders. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to net (loss) income attributable to shareholders in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net (loss) income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Adjusted income from continuing operations	$63.7	$49.5	$148.2	$131.8
(Loss) gain on valuation and translation of financial instruments	(14.6)	117.7	(209.6)	231.8
Restructuring of operations, impairment of assets and other special items	(5.7)	(39.7)	(14.9)	(28.8)
Impairment of goodwill and intangible assets	(305.8)	(187.0)	(305.8)	(201.5)
(Loss) gain on debt refinancing	—	—	(18.9)	2.4
Income taxes related to adjustments[1]	19.1	19.7	75.7	(6.8)
Net income attributable to non-controlling interest related to adjustments	75.8	55.8	118.1	21.3
Discontinued operations	(0.3)	1.1	29.9	3.8

Net (loss) income attributable to shareholders	$(167.8)	$17.1	$(177.3)	$154.0

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
		(restated)		(restated)
Revenues	$1,075.1	$1,054.7	$3,211.3	$3,191.8
Employee costs	248.1	250.2	787.5	793.3
Purchase of goods and services	446.7	455.2	1,358.2	1,377.4
Amortization	169.2	146.4	496.6	432.4
Financial expenses	90.3	80.1	285.9	247.5
Loss (gain) on valuation and translation of financial instruments	14.6	(117.7)	209.6	(231.8)
Restructuring of operations, impairment of assets and other special items	5.7	39.7	14.9	28.8
Impairment of goodwill and intangible assets	305.8	187.0	305.8	201.5
Loss (gain) on debt refinancing	—	—	18.9	(2.4)

(Loss) income before income taxes	(205.3)	13.8	(266.1)	345.1
Income taxes:
Current	30.7	10.4	85.3	36.2
Deferred	(18.1)	2.8	(83.2)	66.7

	12.6	13.2	2.1	102.9

(Loss) income from continuing operations	(217.9)	0.6	(268.2)	242.2
(Loss) income from discontinued operations	(0.4)	2.0	39.7	6.9

Net (loss) income	$(218.3)	$2.6	$(228.5)	$249.1

(Loss) income from continuing operations attributable to
Shareholders	$(167.5)	$16.0	$(207.2)	$150.2
Non-controlling interests	(50.4)	(15.4)	(61.0)	92.0

Net (loss) income attributable to
Shareholders	$(167.8)	$17.1	$(177.3)	$154.0
Non-controlling interests	(50.5)	(14.5)	(51.2)	95.1

Earnings per share attributable to shareholders
Basic
From continuing operations	$(1.36)	$0.13	$(1.67)	$1.19
From discontinued operations	—	0.01	0.24	0.03
Net (loss) income	(1.36)	0.14	(1.43)	1.22
Diluted
From continuing operations	(1.36)	0.13	(1.67)	1.18
From discontinued operations	—	0.01	0.24	0.03
Net (loss) income	(1.36)	0.14	(1.43)	1.21

Weighted average number of shares outstanding (in millions)	123.7	126.3	124.2	126.7
Weighted average number of diluted shares (in millions)	123.7	126.5	124.2	127.0

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
		(restated)		(restated)
Net (loss) income	$(218.3)	$2.6	$(228.5)	$249.1

Other comprehensive income:
Items that may be reclassified to income:
(Loss) gain on translation of net investments in foreign operations	(2.9)	(2.9)	2.3	(3.7)
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(10.8)	5.8	(39.3)	31.2
Deferred income taxes	4.7	2.3	1.3	1.4
Items that will not be reclassified to income:
Defined benefit plans:
Actuarial gain	119.0	—	119.0	—
Deferred income taxes	(32.0)	—	(32.0)	—
Reclassification to income:
Gain related to cash flow hedges	(8.0)	—	(14.5)	(3.3)
Deferred income taxes	0.9	—	1.1	(1.2)

	70.9	5.2	37.9	24.4

Comprehensive (loss) income	$(147.4)	$7.8	$(190.6)	$273.5

Comprehensive (loss) income attributable to
Shareholders	$(120.8)	$20.0	$(155.2)	$167.4
Non-controlling interests	(26.6)	(12.2)	(35.4)	106.1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended September 30, 2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$683.2	$207.8	$104.1	$74.8	$33.9	$(28.7)	$1,075.1

Employee costs	87.4	71.5	34.1	14.4	22.0	18.7	248.1
Purchase of goods and services	266.5	110.5	54.8	52.5	8.0	(45.6)	446.7

Operating income[1]	329.3	25.8	15.2	7.9	3.9	(1.8)	380.3

Amortization							169.2
Financial expenses							90.3
Loss on valuation and translation of financial instruments							14.6
Restructuring of operations, impairment of assets and other special items							5.7
Impairment of goodwill and intangible assets							305.8

Loss before income taxes							$(205.3)

Additions to property, plant and equipment	$140.0	$6.9	$4.7	$1.0	$0.1	$0.5	$153.2
Additions to intangible assets	13.1	2.1	0.8	0.9	0.1	(0.3)	16.7

Three months ended September 30, 2012 (restated)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$650.1	$227.6	$99.0	$77.7	$33.7	$(33.4)	$1,054.7

Employee costs	85.3	85.6	37.1	14.2	20.8	7.2	250.2
Purchase of goods and services	260.4	119.5	55.1	51.7	12.5	(44.0)	455.2

Operating income[1]	304.4	22.5	6.8	11.8	0.4	3.4	349.3

Amortization							146.4
Financial expenses							80.1
Gain on valuation and translation of financial instruments							(117.7)
Restructuring of operations, impairment of assets and other special items							39.7
Impairment of goodwill and intangible assets							187.0

Income before income taxes							$13.8

Additions to property, plant and equipment	$174.5	$2.0	$5.8	$1.8	$0.8	$0.9	$185.8
Additions to intangible assets	11.5	3.1	0.9	0.7	—	(0.4)	15.8

[1]

The Chief Executive Officer uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-IFRS measure and is defined as net (loss) income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss (gain) on debt refinancing, income taxes and (loss) income from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars) (unaudited)
Nine months ended September 30, 2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$2,018.6	$644.6	$330.7	$205.2	$104.9	$(92.7)	$3,211.3

Employee costs	276.0	234.9	108.1	43.8	70.4	54.3	787.5
Purchase of goods and services	780.2	354.3	191.2	152.3	24.9	(144.7)	1,358.2

Operating income[1]	962.4	55.4	31.4	9.1	9.6	(2.3)	1,065.6

Amortization							496.6
Financial expenses							285.9
Loss on valuation and translation of financial instruments							209.6
Restructuring of operations, impairment of assets and other special items							14.9
Impairment of goodwill and intangible assets							305.8
Loss on debt refinancing							18.9

Loss before income taxes							$(266.1)

Additions to property, plant and equipment	$412.4	$11.6	$14.3	$2.0	$1.3	$1.5	$443.1
Additions to intangible assets	36.7	6.0	1.7	3.8	0.1	(0.4)	47.9

	Nine months ended September 30, 2012 (restated)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$1,929.2	$715.5	$328.0	$217.1	$109.7	$(107.7)	$3,191.8

Employee costs	263.8	268.4	115.3	43.1	68.8	33.9	793.3
Purchase of goods and services	766.5	373.3	194.4	157.5	34.5	(148.8)	1,377.4

Operating income[1]	898.9	73.8	18.3	16.5	6.4	7.2	1,021.1

Amortization							432.4
Financial expenses							247.5
Gain on valuation and translation of financial instruments							(231.8)
Restructuring of operations, impairment of assets and other special items							28.8
Impairment of goodwill and intangible assets							201.5
Gain on debt refinancing							(2.4)

Income before income taxes							$345.1

Additions to property, plant and equipment	$519.4	$5.5	$17.9	$3.7	$3.0	$2.1	$551.6
Additions to intangible assets	43.9	9.2	2.2	4.2	—	(1.4)	58.1

[1]

The Chief Executive Officer uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-IFRS measure and is defined as net (loss) income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss (gain) on debt refinancing, income taxes and (loss) income from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Equity component of convertible debentures	Retained earnings	Accumulated other com- prehensive income (loss)	Equity attributable to non- controlling interests	Total equity
Balance as of December 31, 2011, as previously reported	$339.5	$0.9	$—	$1,077.2	$8.6	$1,444.4	$2,870.6
Changes in accounting policies	—	—	—	48.4	(49.6)	(1.5)	(2.7)

Balance as of December 31, 2011, as restated	339.5	0.9	—	1,125.6	(41.0)	1,442.9	2,867.9
Net income	—	—	—	154.0	—	95.1	249.1
Other comprehensive income	—	—	—	—	13.4	11.0	24.4
Issuance of shares of a subsidiary	3.6	1.5	—	—	—	—	5.1
Repurchase of Class B shares	(5.5)	—	—	(20.3)	—	—	(25.8)
Acquisition of non-controlling interests	—	(0.1)	—	—	—	0.1	—
Dividends	—	—	—	(9.5)	—	(34.1)	(43.6)

Balance as of September 30, 2012	337.6	2.3	—	1,249.8	(27.6)	1,515.0	3,077.1
Net income (loss)	—	—	—	7.1	—	(0.9)	6.2
Other comprehensive loss	—	—	—	—	(12.3)	(5.9)	(18.2)
Repurchase of Class B shares	(2.5)	—	—	(10.0)	—	—	(12.5)
Acquisition of non-controlling interests	—	—	—	(619.2)	(10.4)	(870.4)	(1,500.0)
Issuance of convertible debentures	—	—	398.3	—	—	—	398.3
Dividends	—	—	—	(3.1)	—	(6.5)	(9.6)

Balance as of December 31, 2012	335.1	2.3	398.3	624.6	(50.3)	631.3	1,941.3
Net loss	—	—	—	(177.3)	—	(51.2)	(228.5)
Other comprehensive income	—	—	—	—	22.1	15.8	37.9
Repurchase of Class B shares	(5.4)	—	—	(26.1)	—	—	(31.5)
Dividends	—	—	—	(9.3)	—	(18.6)	(27.9)
Business acquisition	—	—	—	—	—	0.3	0.3

Balance as of September 30, 2013	$329.7	$2.3	$398.3	$411.9	$(28.2)	$577.6	$1,691.6

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended September 30		Nine months ended September 30
(unaudited)	2013	2012	2013	2012
		(restated)		(restated)
Cash flows related to operating activities
(Loss) income from continuing operations	$(217.9)	$0.6	$(268.2)	$242.2
Adjustments for:
Amortization of property, plant and equipment	132.6	112.6	387.6	331.2
Amortization of intangible assets	36.6	33.8	109.0	101.2
Loss (gain) on valuation and translation of financial instruments	14.6	(117.7)	209.6	(231.8)
Gain on disposal of assets	—	—	—	(12.9)
Impairment of assets	0.6	7.5	2.3	7.5
Impairment of goodwill and intangible assets	305.8	187.0	305.8	201.5
Loss (gain) on debt refinancing	—	—	18.9	(2.4)
Amortization of financing costs and long-term debt discount	2.8	3.6	9.1	10.9
Deferred income taxes	(18.1)	2.8	(83.2)	66.7
Other	0.3	(0.6)	0.1	(0.6)

	257.3	229.6	691.0	713.5
Net change in non-cash balances related to operating activities	81.5	147.0	(86.1)	120.5

Cash flows provided by continuing operating activities	338.8	376.6	604.9	834.0

Cash flows related to investing activities
Business acquisitions	(6.9)	—	(8.5)	(0.8)
Business disposals	(0.7)	0.8	52.1	0.8
Additions to property, plant and equipment	(153.2)	(185.8)	(443.1)	(551.6)
Additions to intangible assets	(16.7)	(15.8)	(47.9)	(58.1)
Proceeds from disposals of assets	3.5	3.7	14.4	27.1
Net change in cash held in trust	5.8	—	—	—
Other	0.6	0.4	0.6	(0.6)

Cash flows used in continuing investing activities	(167.6)	(196.7)	(432.4)	(583.2)

Cash flows related to financing activities
Net change in bank indebtedness	(0.5)	(4.8)	(0.1)	(2.7)
Net change under revolving facilities	(3.1)	10.5	6.9	(12.4)
Issuance of long-term debt, net of financing fees	358.4	34.9	753.2	822.5
Repayments of long-term debt	(706.1)	(40.3)	(717.2)	(749.3)
Repayment of liability component of convertible debentures	—	—	(6.7)	—
Settlement of hedging contracts	(19.2)	3.6	(27.7)	(40.5)
Issuance of Class B shares	—	—	—	3.6
Repurchase of Class B shares	(9.9)	(20.5)	(31.5)	(25.8)
Dividends	(3.1)	(3.2)	(9.3)	(9.5)
Dividends paid to non-controlling shareholders	(6.1)	(11.4)	(18.6)	(34.1)

Cash flows used in continuing financing activities	(389.6)	(31.2)	(51.0)	(48.2)

Net change in cash and cash equivalents from continuing operations	(218.4)	148.7	121.5	202.6
Cash flows (used in) provided by discontinued operations	(1.1)	1.8	2.9	9.0
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.1	(0.3)	0.5	(0.5)
Cash and cash equivalents at beginning of period	573.0	204.4	228.7	143.5

Cash and cash equivalents at end of period	$353.6	$354.6	$353.6	$354.6

Cash and cash equivalents consist of
Cash	$129.8	$29.7	$129.8	$29.7
Cash equivalents	223.8	324.9	223.8	324.9

	$353.6	$354.6	$353.6	$354.6

Interest and taxes reflected as operating activities
Cash interest payments	$32.6	$17.2	$211.5	$168.3
Cash income tax payments (net of refunds)	1.6	(1.5)	46.9	6.0

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	September 30	December 31
	2013	2012
		(restated)
Assets
Current assets
Cash and cash equivalents	$353.6	$228.7
Accounts receivable	541.3	578.7
Income taxes	21.3	10.6
Inventories	274.0	255.5
Prepaid expenses	54.0	38.0

	1,244.2	1,111.5
Non-current assets
Property, plant and equipment	3,410.3	3,405.8
Intangible assets	834.8	956.7
Goodwill	3,109.5	3,371.6
Derivative financial instruments	59.7	35.7
Deferred income taxes	56.7	23.9
Other assets	98.3	102.6

	7,569.3	7,896.3

Total assets	$8,813.5	$9,007.8

Liabilities and equity
Current liabilities
Bank indebtedness	$1.2	$1.3
Accounts payable and accrued charges	646.7	804.5
Provisions	31.4	45.9
Deferred revenue	294.8	289.0
Income taxes	85.9	33.9
Derivative financial instruments	119.8	28.5
Current portion of long-term debt	26.0	22.2

	1,205.8	1,225.3
Non-current liabilities
Long-term debt	4,923.1	4,507.8
Derivative financial instruments	94.1	270.1
Other liabilities	321.3	469.2
Deferred income taxes	577.6	594.1

	5,916.1	5,841.2
Equity
Capital stock	329.7	335.1
Contributed surplus	2.3	2.3
Equity component of convertible debentures	398.3	398.3
Retained earnings	411.9	624.6
Accumulated other comprehensive loss	(28.2)	(50.3)

Equity attributable to shareholders	1,114.0	1,310.0
Non-controlling interests	577.6	631.3

	1,691.6	1,941.3

Total liabilities and equity	$8,813.5	$9,007.8

Supplementary Disclosure

Quarter / 9-Month Period

Ended September 30, 2013

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

September 30, 2013

Net (Loss) Income Attributable to Shareholders

	3rd Quarter		YTD
	2013	2012	2013	2012
Net (loss) income per share (basic)	$(1.36)	$0.14	$(1.43)	$1.22

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.51	$0.39	$1.19	$1.04

Reconciliation of earnings per share
	3rd Quarter		YTD
	2013	2012	2013	2012
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.51	$0.39	$1.19	$1.04
Other adjusments[1]:
Unusual items	(1.82)	(0.64)	(1.92)	(0.59)
(Loss) gain on valuation and translation of financial instruments	(0.05)	0.38	(0.94)	0.74
Discontinued operations	—	0.01	0.24	0.03

Total	(1.87)	(0.25)	(2.62)	0.18

Reported net (loss) income per share (basic)	$(1.36)	$0.14	$(1.43)	$1.22

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2013

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2016 (availability: $150)		$73.8
Mortgage loan due in 2017		34.0

		$107.8

Quebecor Media Inc.
Revolving credit facility due in 2017 (availability: $300)		—
Export financing due in 2015		$21.2
Term Loan B due in 2020		358.8
7 3/4% Senior Notes due in 2016		382.5
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		875.8
6 5/8% Senior Notes due in 2023		500.0

		2,463.3

Videotron Ltd.
Revolving credit facility due in 2018 (availability: $575)		—
Export Financing due in 2018		53.6
6 3/8% Senior Notes due in 2015		180.1
9 1/8% Senior Notes due in 2018		342.2
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		824.3
5 5/8% Senior Notes due in 2025		400.0

		2,400.2

TVA Group Inc.
Revolving credit facility due in 2017 (availability: $100)		—
Term Loan due in 2014		75.0

		75.0

Other debt		0.5

Total Quebecor Media Inc.		$4,939.0

TOTAL LONG TERM DEBT		$5,046.8

Bank indebtedness		1.2
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI1		507.6
Liability related to cross-currency interest rate swaps (FX rate differential) – QI2		—
Liability related to cross-currency interest rate swaps (FX rate differential) – QMI[2]		129.4

Cash and cash equivalents (including cash held in trust):
Quebecor Inc.		—
Quebecor Media Inc.		353.6
Videotron Ltd.	$109.7
Other 100% owned subsidiaries	236.7
TVA Group Inc.	7.2

		$353.6

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on September 30, 2013, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.‘s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

September 30, 2013

Operating Results

	2013			2012
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Homes Passed (‘000)	2,733.4	2,723.8	2,710.0	2,701.2	2,690.6
Basic Subscribers (‘000)	1,830.4	1,832.4	1,849.2	1,855.0	1,852.9
Basic Penetration	67.0%	67.3%	68.2%	68.7%	68.9%
Digital Set-Top Boxes (‘000)	2,450.1	2,413.2	2,395.9	2,345.2	2,268.2
Digital Subscribers (‘000)	1,517.6	1,502.0	1,500.3	1,484.6	1,457.8
Digital Penetration	82.9%	82.0%	81.1%	80.0%	78.7%
Cable Internet Subscribers (‘000)	1,408.2	1,395.4	1,397.3	1,387.7	1,369.6
Cable Internet Penetration	76.9%	76.2%	75.6%	74.8%	73.9%
Cable Telephony Subscribers (‘000)	1,281.2	1,274.7	1,274.0	1,264.9	1,249.7
Cable Telephony Penetration	70.0%	69.6%	68.9%	68.2%	67.4%
Internet over wireless (‘000)	7.1	7.8	7.0	7.1	7.4
Mobile Telephony Subscribers (‘000)	478.0	451.1	420.9	402.6	378.3
Revenue Generating Units (‘000)	5,004.9	4,961.4	4,948.4	4,917.3	4,857.9

	3rd Quarter			YTD
	2013	2012	VAR	2013	2012	VAR
(in millions)
Revenues	$683.2	$650.1	5.1%	$2,018.6	$1,929.2	4.6%
Cable Television	270.6	269.1	0.6%	814.0	805.0	1.1%
Internet	206.1	194.1	6.2%	608.5	576.9	5.5%
Cable Telephony	119.8	113.8	5.3%	355.1	338.6	4.9%
Mobile Telephony	57.9	45.0	28.7%	161.0	123.5	30.4%
Business Solutions	15.9	16.1	-1.2%	47.7	48.7	-2.1%
Other	12.9	12.0	7.5%	32.3	36.5	-11.5%

EBITDA	$329.3	$304.4	8.2%	$962.4	$898.9	7.1%
EBITDA Margin (%)	48.2%	46.8%		47.7%	46.6%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$59.8	$83.2		$179.4	$179.9
Scalable Infrastructure	45.0	47.9		117.4	189.2
Line Extensions	13.4	11.5		35.2	38.3
Upgrade / Rebuild	16.7	27.6		52.5	86.8
Support Capital and Other	18.2	15.8		64.6	69.1

Total	$153.1	$186.0	-17.7%	$449.1	$563.3	-20.3%

Cable Television ARPU	$49.30	$48.59		$49.12	$48.35
Total ARPU	$119.24	$112.32		$116.98	$110.76
Mobile Telephony Acquisition Costs	$523	$510

NEWS MEDIA

Supplementary Disclosure

September 30, 2013

Operating Results

	3rd Quarter			YTD
	2013	2012	VAR	2013	2012	VAR
Linage (‘000)
Urban Dailies	31,540	33,316	-5.3%	96,277	105,542	-8.8%

(in millions)
Revenues	$207.8	$227.6	-8.7%	$644.6	$715.5	-9.9%
Advertising	133.7	150.4	-11.1%	418.9	482.1	-13.1%
Circulation	39.7	41.0	-3.2%	118.5	123.5	-4.0%
Digital	8.8	11.0	-20.0%	27.9	31.8	-12.3%
Other	25.6	25.2	1.6%	79.3	78.1	1.5%

Urban Dailies	$101.5	$112.3	-9.6%	$316.3	$352.4	-10.2%
Community Newspapers	$79.7	$89.9	-11.3%	249.2	285.0	-12.6%
Other	69.9	78.5	-11.0%	218.3	243.2	-10.2%
Eliminations	(43.3)	(53.1)	n.m.	(139.2)	(165.1)	n.m.

EBITDA	$25.8	$22.5	14.7%	$55.4	$73.8	-24.9%
EBITDA Margin (%)	12.4%	9.9%		8.6%	10.3%

Change in Newsprint Expense			-22.4%			-16.4%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2013

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	75.4%	75.4%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,229,071	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2013

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.‘s results for the third quarter of 2013, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the third quarter of 2013 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay Vice-President and Secretary

Date: November 8, 2013